SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nuevo Energy Company

(Name of Subject Company (Issuer))

Nuevo Energy Company

(Name of Filing Person (Issuer))

Options to Purchase Common Stock, par value $0.01 per share

Restricted Common Stock, par value $0.01 per share

(Title of Class of Securities)

670509108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Bruce K. Murchison

Senior Vice President of Administration and General Counsel

Nuevo Energy Company

1021 Main Street, Suite 2100

Houston, Texas 77002

Telephone: (713) 652-0706

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

Copies to:

George G. Young, III

Haynes and Boone, LLP

1000 Louisiana, Suite 4300

Houston, Texas 77002-5012

Telephone: (713) 547-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$29,267,116	$3,709

(1) Calculated solely for purposes of determining the filing fee, based upon the purchase of 1,314,600 options and 387,801 shares of restricted stock at the purchase price applicable to each option or share of restricted stock, respectively. The purchase price for each option is the amount by which the average closing sales price of a share of Nuevo common stock for the ten consecutive trading days ending on the first trading day before the closing date of the merger exceeds the exercise price of the option. The purchase price for each restricted share is the average closing sales price of a share of Nuevo common stock for the ten consecutive trading days ending on the first trading day before the closing date of the merger. This offer relates to options with the respective exercise prices set forth below: (i) 12,000 options at $10.31; (ii) 666 options at $10.98; (iii) 30,996 options at $11.00; (iv) 24,450 options at $11.25; (v) 11,250 options at $11.81; (vi) 62,000 options at $12.00; (vii) 8,750 options at $12.54; (viii) 1,333 options at $12.75; (ix) 25,000 options at $13.38; (x) 2,500 options at $14.05; (xi) 1,000 options at $14.68; (xii) 3,750 options at $14.88; (xiii) 10,000 options at $14.90; (xiv) 46,250 options at $15.06; (xv) 1,500 options at $15.10; (xvi) 320,000 options at $15.38; (xvii) 8,750 options at $15.42; (xviii) 39,750 options at $15.50; (xix) 3,500 options at $15.60; (xx) 51,500 options at $16.06; (xxi) 8,750 options at $16.19; (xxii) 500 options at $16.31; (xxiii) 75,750 options at $16.38; (xxiv) 5,000 options at $16.42; (xxv) 100,250 options at $16.57; (xxvi) 75,000 options at $16.88; (xxvii) 80,675 options at $17.32; (xxviii) 8,750 options at $17.50; (xxix) 7,500 options at $17.63; (xxx) 1,500 options at $17.66; (xxxi) 13,980 options at $17.75; (xxxii) 1,500 options at $18.01; (xxxiii) 500 options at $18.49; (xxxiv) 45,000 options at $20.38; (xxxv) 20,000 options at $20.88; (xxxvi) 30,000 options at $29.00; (xxxvii) 45,000 options at $29.88; (xxxviii) 60,000 options at $34.00; (xxxix) 60,000 options at $42.50; (xxxx) 10,000 options at $47.88; and and (xxxxi) 387,801 shares of restricted stock. The average of the high and low prices of Nuevo common stock reported by the New York Stock Exchange on March 8, 2004, was $31.05 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $92,467.21	Filing Party: Plains Exploration & Production Company
Form or Registration No.: S-4	Date Filed: March 12, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Item 1. Summary Term Sheet

On February 12, 2004, Plains Exploration & Production Company, a Delaware corporation (“Plains”), PXP California Inc., a Delaware corporation and a wholly-owned subsidiary of Plains (“Merger Sub”) and Nuevo Energy Company, a Delaware corporation (“Nuevo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Nuevo will merge into Plains or the Merger Sub (the “Merger”) and the separate existence of Nuevo will cease. Pursuant to the Merger Agreement, Nuevo is making the offer (the “Offer”) to purchase the securities described in this Schedule TO, with such Offer to close immediately prior to the Merger. The terms and conditions of the Offer and the Merger are set forth in (i) the joint proxy statement/prospectus forming a part of Plains’s Registration Statement on Form S-4 filed with the SEC on March 12, 2004 (the “Registration Statement”) attached hereto as Exhibit (a)(1), and (ii) the letter of transmittal for the Offer to Nuevo option holders attached hereto as Exhibit (a)(2), and (iii) the letter of transmittal for the Offer to Nuevo restricted share holders attached hereto as Exhibit (a)(3).

The information set forth in the Registration Statement under “Questions and Answers About the Merger”, “Summary”, “Nuevo Stock Option and Restricted Stock Tender Offer—Questions and Answers About the Tender Offer” and “Nuevo Stock Option and Restricted Stock Tender Offer—Terms of the Tender Offer”, is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address.

The name of the issuer is Nuevo Energy Company, a Delaware corporation, and its principal executive office is located at 1021 Main Street, Suite 2100, Houston, Texas 77002. The issuer’s telephone number at such office is (713) 652-0706. The information set forth in the Registration Statement under “The Companies—Nuevo” is incorporated herein by reference.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to the Offer by Nuevo to (i) cancel and purchase all outstanding options granted under Nuevo’s 1990 Stock Option Plan, 1993 Stock Incentive Plan, 1999 Stock Incentive Plan, as amended, 2001 Stock Incentive Plan, as amended, and the George B. Nilsen Stock Incentive Plan (collectively, the “Plans”), to purchase shares of Nuevo’s common stock and (ii) cancel and purchase all outstanding unvested shares of Nuevo restricted stock. The purchase price for tendered options in the Offer equals the product of (i) the amount by which the average closing price for Nuevo common stock for the ten consecutive trading days ending one trading day before the closing of the Merger exceeds the exercise price of the such option and (ii) the number of shares of Nuevo common stock for which the option is exercisable.

The purchase price for each tendered unvested share of restricted stock in the Offer equals the average closing price for Nuevo common stock for the ten consecutive trading days ending one trading day prior to the closing of the Merger.

The information set forth in the Registration Statement under “Summary—The Merger—Nuevo Options”, “Summary—The Merger—Nuevo Restricted Stock”, “Nuevo Stock Option and Restricted Stock Tender Offer—Terms of the Tender Offer, “Nuevo Stock Option and Restricted Stock Tender Offer —Source and Amount of Funds” and “Terms of the Merger Agreement—Manner and Basis of Converting Securities—Stock Options and Restricted Stock” is incorporated herein by reference.

(c) Trading Market and Price.

There is no established trading market for the Nuevo options or the Nuevo restricted stock. The information set forth in the Registration Statement under “Market Price and Dividend Information—Historical Market Prices of Plains and Nuevo” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Nuevo is the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms.

The information set forth in the Registration Statement under “Questions and Answers About the Merger”, the “Summary”, “Nuevo Stock Option and Restricted Stock Tender Offer—Terms of the Tender Offer”, “Nuevo Stock Option and Restricted Stock Tender Offer—Acceptance of and Payment for the Eligible Securities”, “Nuevo Stock Option and Restricted Stock Tender Offer—Withdrawal Rights”, “Nuevo Stock Option and Restricted Stock Tender Offer—Extension, Amendment, and Termination of Offer, “Nuevo Stock Option and Restricted Stock Tender Offer—Source and Amount of Funds”, “Nuevo Stock Option and Restricted Stock Tender Offer—Status of Eligible Securities Acquired by Nuevo in the Offer”, “The Merger”, and “Material U.S. Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Securities” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e) Agreements Involving the Company’s Securities.

The information set forth in the Registration Statement under “Security Ownership of Principal Stockholders—Nuevo”, “Nuevo Stock Option and Restricted Stock Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Securities” and “The Merger” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Status of Eligible Securities Acquired by Nuevo in the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Registration Statement under “Summary”, “Nuevo Stock Option and Restricted Stock Tender Offer—Purpose of the Offer”, “The Merger” and “Terms of the Merger” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of Funds.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Source and Amount of Funds” and “Nuevo Stock Option and Restricted Stock Tender Offer—Fees and Expenses” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Conditions” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Securities” and “Security Ownership of Principal Stockholders—Nuevo” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Securities” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations and Recommendations.

Not applicable.

Item 10. Financial Statements

(a) Financial Statements.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Registration Statement under “Nuevo Stock Option and Restricted Stock Tender Offer—Legal Matters and Regulatory Approval”, “The Merger—Conditions to the Completion of the Merger”, “The Merger—Board of Directors and Management of Plains Following the Merger” and “Nuevo Stock Option and Restricted Stock Tender Offer—Interests of Directors and Executive Officers; Transactions and Agreements Concerning the Eligible Securities” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Materials to be Filed as Exhibits.

(a)(1)	Joint Proxy Statement/Prospectus forming a part of the Registration Statement on Form S-4, filed March 12, 2004

(a)(2)	Form of Letter of Transmittal to Nuevo Option Holders

(a)(3)	Form of Letter of Transmittal to Nuevo Restricted Share Holders

(a)(4)	Form of Letter to Nuevo Option Holders

(a)(5)	Form of Letter to Nuevo Restricted Share Holders

(a)(6)	Form of Notice of Withdrawal for Nuevo Option Holders

(a)(7)	Form of Notice of Withdrawal for Nuevo Restricted Share Holders

(b)	None.

(d)(1)	1990 Stock Option Plan (Incorporated by reference from Exhibit 10.8 to Nuevo’s Form S-1 dated July 13, 1992)

(d)(2)	1993 Stock Incentive Plan (Incorporated by reference from Exhibit 4.2 to Nuevo’s Form S-8 (No. 333-21063) filed on February 4, 1997)

(d)(3)	1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-87899) filed on September 28, 1999)

(d)(4)	Amendment to 1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70774), filed on October 21, 2001)

(d)(5)	2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70780), filed on October 21, 2001)

(d)(6)	Amendment to the 2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-100924), filed November 1, 2002)

(d)(7)	George B. Nilsen Stock Incentive Plan (Incorporated by reference from Exhibit 10.36 to Nuevo’s Form 10-K for the year ended December 31, 2001)

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2004	NUEVO ENERGY COMPANY

	By:	/s/ Michael S. Wilkes

Michael S. Wilkes, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Joint Proxy Statement/Prospectus forming a part of the Registration Statement on Form S-4, filed March 12, 2004

(a)(2)	Form of Letter of Transmittal to Nuevo Option Holders

(a)(3)	Form of Letter of Transmittal to Nuevo Restricted Share Holders

(a)(4)	Form of Letter to Nuevo Option Holders

(a)(5)	Form of Letter to Nuevo Restricted Share Holders

(a)(6)	Form of Notice of Withdrawal for Nuevo Option Holders

(a)(7)	Form of Notice of Withdrawal for Nuevo Restricted Share Holders

(d)(1)	1990 Stock Option Plan (Incorporated by reference from Exhibit 10.8 to Nuevo’s Form S-1 dated July 13, 1992)

(d)(2)	1993 Stock Incentive Plan (Incorporated by reference from Exhibit 4.2 to Nuevo’s Form S-8 (No. 333-21063) filed on February 4, 1997)

(d)(3)	1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-87899) filed on September 28, 1999)

(d)(4)	Amendment to 1999 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70774), filed on October 21, 2001)

(d)(5)	2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-70780), filed on October 21, 2001)

(d)(6)	Amendment to the 2001 Stock Incentive Plan (Incorporated by reference from Exhibit 99.1 to Nuevo’s Form S-8 (No. 333-100924), filed on November 1, 2002)

(d)(7)	George B. Nilsen Stock Incentive Plan (Incorporated by reference from Exhibit 10.36 to Nuevo’s Form 10-K for the year ended December 31, 2001)